Exhibit 99.(d)(3)

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

A Stock Company; Domiciled in Alabama

www.protective.com

P. O. Box 2606; Birmingham, Alabama 35202; (800) 866-9933

ACCIDENTAL DEATH BENEFIT RIDER

This rider is issued as a part of the Policy to which it is attached in return for the application and the payment of the cost of insurance for this rider, shown as the Initial Monthly Charge on the Policy Schedule. This rider does not have any cash values or loan values. All Policy provisions not expressly modified by this rider remain in full force and effect.

BENEFIT

Rider Benefit: This rider provides an additional death benefit if the death of the Insured results from an accident. We will pay this death benefit if all of the conditions of this rider are met and none of the exclusions listed below apply. Any amount due under this rider will be added to the death benefit provided by the Policy and will be paid to the Beneficiary.

Benefit Amount: The benefit amount for this rider is the Benefit Amount shown on the Policy Schedule.

Proof of Accidental Death: To pay any benefit under this rider, we require that due proof of the accidental death be given to us at our Home Office. This proof must show that the Insured's death occurred:

a)	As a direct result of accidental bodily injury independently of all other causes; and
b)	Within 180 days after the injury was received; and
c)	While the Policy and this rider were in force.

Unless prohibited by law, we have the right to examine the body and have an autopsy done at our expense. If the Company makes a request for an autopsy to be completed, then it will be made within a reasonable time from the date of death and on the basis that the cause of death was not by accidental means.

GENERAL PROVISIONS

Effective Date of Coverage: If this rider is attached when the Policy is issued, the effective date of coverage under this rider is the Policy Effective Date. If this rider is issued after the Policy was issued or any increase in coverage occurred, the effective date will be the date we approve the supplemental application. For any insurance that has been reinstated, the effective date will be the date we approved the reinstatement.

Exclusions: We will not pay an accidental death benefit if the Insured's death results directly or indirectly from any of these exclusions:

a)	Any attempt at suicide or intentionally self-inflicted injury;
b)	War or any act of war, declared or undeclared;
c)	Serving in the U.S. Armed Forces or any auxiliary units. This exclusion does not apply if in the application the Insured represents that he or she is a member of the military, military reserves, or the National Guard of the United States, whether active or inactive;
d)	Active participation in a riot or insurrection;
e)	Committing or attempting to commit a felony;
f)	The voluntary intake or use by any means of any drug, unless prescribed or administered by a physician and taken in accordance with the physician's instructions. Any contribution to the Accidental Death under this exclusion must be material to the Accidental Death;
g)	The voluntary intake or use by any means of a poison, gas or fumes, unless a direct result of an occupational accident. Any contribution to the Accidental Death under this exclusion must be material to the Accidental Death;
h)	Intoxication as defined by the jurisdiction where the Accidental Death occurred; or
i)	Participation in an illegal occupation. Any contribution to the Accidental Death under this exclusion must be material to the Accidental Death.

Changes in Coverage: The Benefit Amount may be increased or decreased by your written request.

Benefit Amount Decreases become effective as of the Monthly Anniversary on or following the date we approve the request.

To increase the Benefit Amount, you must submit a completed application and proof of insurability. The Effective Date of the face amount increase is subject to deduction of the first month's Cost of Insurance related to the increase from the existing Policy Value.

Cost of Insurance: The monthly cost of insurance for this rider is the applicable cost of insurance rate multiplied by the current Benefit Amount.

The following table shows the cost of insurance rates applicable by Attained Age.

Cost of Insurance Rate Table
Rate per $1,000 of Accidental Death Benefit Amount

Attained Age	Rate	Attained Age	Rate
15-49.08		57.11
50.08		58.12
51.09		59.12
52.09		60.12
53.10		61.13
54.10		62.13
55.10		63.14
56.11		64.14

Reinstatement: If the Policy to which this rider is attached terminates due to non-payment of premium, this rider may be reinstated in accordance with the Reinstatement provision of the Policy.

Termination: This rider will terminate:

a)	At Age 65;
b)	By your written request; or
c)	Upon termination of the Policy to which this rider is attached.

The premium paid for the Policy after the rider terminates will be reduced by the rider's premium. If we are paid and accept a premium for the rider after it terminates, we will refund the rider premium but will have no other liability.

Termination of this rider does not prevent payment of any Rider Benefit if the Accidental Death occurred prior to termination.

Signed for the Company as of the Effective Date of Coverage.

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

Felicia M. Lee
Secretary